SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          FORM N-18F-1

         NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
            UNDER THE INVESTMENT COMPANY ACT OF 1940


     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that the election by order upon application permits the withdrawal of this Notification of Election.

                            SIGNATURE

     Pursuant to the requirements of Rule 18F-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Wilmington and the State of Delaware on the 30th day of September, 1996.


                    Signature:  Kalmar Pooled Investment Trust
                                (Name of Registrant)


                    By:      Ford B. Draper, Jr.
                             Ford B. Draper, Jr.,
                             Chairman of the Board,
                             President and Treasurer


Attest:   Lee B. Davis
          Lee B. Davis, Secretary